UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-206477).

EXPLANATORY NOTE

Exhibit 99.1 to this report on Form 6-K contains Canadian Pacific Railway Limited’s (“CPRL”) audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for each of the years in the three-year period ended December 31, 2014 (the “2014 Annual Financial Statements”), including supplemental Note 33 (the “CCFI Note”). The CCFI Note presents condensed consolidating financial information in accordance with Rule 3-10(c) of Regulation S-X.

Additionally, as a result of CPRL adopting Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs” under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 835 in the second quarter of 2015, the 2014 Annual Financial Statements have been retrospectively recast for this change in accounting policy. Specifically:

•	The balance sheets for the periods presented have been adjusted for the retrospective change in accounting principle, with recast totals for “Other assets” and “Long-term debt”;

•	Note 2, Accounting changes discusses the impact of adopting ASU 2015-03 on the balance sheets; and

•	Note 17, Other assets, Note 19, Debt and Note 20, Financial instruments have been revised to reflect the change in carrying amounts following the adoption of ASU 2015-03.

Except as otherwise indicated herein, the historical financial information contained in the 2014 Annual Financial Statements remains unchanged.

The document listed below as Exhibit 99.1 is hereby filed, not furnished, with this report on Form 6-K and with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED

Date: November 24, 2015	By:	/s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY

Date: November 24, 2015	By:	/s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Canadian Pacific Railway Limited recast audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for each of the years in the three-year period ended December 31, 2014, including supplemental Note 33.